EXHIBIT 99.(a)(15)

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the information contained in this letter, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who may be in a position to assist you.

This letter is confidential. Nothing in this letter shall be construed as tax investment advice or any investment recommendation given by or on behalf of PPM Energy, Inc. or Scottish Power plc (the Company) or any other person.

This letter should be read in conjunction with the circular to shareholders of the Company which includes details of the Return of Cash and Capital Reorganisation dated 31 March 2006 (the Circular) and the US Memorandum dated 31 March 2006 (the US Memorandum). Words and expressions defined in the Circular and US Memorandum have the same meaning in this letter unless the context requires otherwise.

April 6, 2006

To: Participants in the PPM Energy, Inc. 401(k) Plan (the Plan)

Dear Participant

1. INTRODUCTION

The Company has completed the sale of its US regulated business, PacifiCorp, to MidAmerican and it is now making arrangements to return £2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders (the Return of Cash).

Shareholders, including participants in the Plan who hold shares in their accounts, are being asked to approve the steps needed to implement the Return of Cash at an Extraordinary General Meeting which will be held on May 4, 2006. Details of the Return of Cash are set out in the Circular and US Memorandum enclosed with this letter.

The Company is making the Return of Cash by way of a B share structure which gives shareholders a choice as to when they receive their share of the proceeds from the Return of Cash and, depending on their tax residency, what tax treatment should apply to it. The Return of Cash will be followed by a consolidation of the share capital of the Company (or what you might refer to as a “reverse stock split”), further details of which can be found on page 12 in the Circular.

This letter explains the impact of the Return of Cash on the ScottishPower ADSs held by you in the Plan and the actions that you need to take.

2. WILL I BE ALLOWED TO VOTE ON THE RETURN OF CASH?

Yes. You are being asked to vote on the Return of Cash. The enclosed proxy materials and the US Memorandum will provide you with information you will need in order to make your decision. You must submit your vote using the enclosed voting form by April 21, 2006. Any shares not voted by that date will be voted by the Trustee of the Plan in the same proportion as the participants who have returned their proxies.

3. HOW WILL I RECEIVE THE RETURN OF CASH?

The ScottishPower ADSs held by you in the Plan on May 12, 2006 will be treated in exactly the same way as securities held by the Company’s other ADS Holders on the Return of Cash and Share Capital Consolidation. Full details are set out in the Circular and US Memorandum.

On the Reclassification, one in every three Existing Ordinary Shares represented by Existing ADSs will be reclassified into a B Share. As each Existing ADS represents four Existing Ordinary Shares, the effective result will be that each Existing ADS will represent two and two-thirds ordinary shares and one and one-third B Shares.

Each B Share will give an ADS Holder an entitlement to receive £3.60. ADS Holders will be able to elect for one of three alternatives to receive this cash. Again, further details are set out in the Circular and US Memorandum.

4. WILL I BE ABLE TO CHOOSE A B SHARE ALTERNATIVE FOR MY B SHARES?

No, the Plan’s Administrative Committee will make this election on your behalf and has resolved to elect for Alternative 2 (the Immediate Repurchase Offer) for all B Shares held in the Plan. The election of this Alternative will result in the B Shares in the Plan being purchased for cash on May 22, 2006 and the cash proceeds being added to the ADS Fund in the Plan. These cash proceeds will be allocated to participants’ accounts and reinvested in ADSs. You will not be taxed on this payment until your account is distributed to you.

5. DOES THE B SHARE ALTERNATIVE CHOSEN BY THE COMMITTEE AFFECT THE VALUE I RECEIVE OR THE TAX TREATMENT OF MY ADSS HELD IN THE PLAN?

Each B Share Alternative will provide the same value for each B Share. As the Plan is a tax-qualified, tax-deferred plan under US tax law, the election of Alternative 2 will have no adverse tax implications for participants. As always, however, participants are encouraged to seek independent advice regarding the tax impacts of any distribution from the Plan.

6. HOW WILL THE SHARE CONSOLIDATION AFFECT THE ADSS I HOLD IN THE PLAN?

If nothing more than the Return of Cash was done, the value of an ADS would probably fall as the Company would no longer own PacifiCorp and no longer have the cash it has returned to shareholders. The share capital consolidation is intended to ensure that, subject to market movements, the market value of an ADS immediately following the Return of Cash should be approximately equal to the market value of one existing ADS immediately beforehand. This will be achieved by having fewer ADSs outstanding. The effect of the Share Capital Consolidation will be that, for every 63 Existing ADS an ADS Holder holds, they will receive 50 new ADSs. This will result in an ADS Holder owning fewer New ADSs than Existing ADSs owned immediately prior to the Return of Cash, but they will still own the same proportion of the Company as they did before.

The effect of the Share Capital Consolidation will be that, for every 63 Existing ADS an ADS Holder holds, they will receive 50 New ADSs. This will result in an ADS Holder owning fewer New ADSs than Existing ADSs owned immediately prior to the Return of Cash, but they will still own the same proportion of the Company as they did before.

7. WHERE DO I GET MORE INFORMATION?

Your first quarter statement as of June 30, 2006 will show the revised number of ADSs and cash held by you in the Plan to take account of the Return of Cash and Share Capital Consolidation. In the meantime, if you have any questions, please contact the Milliman Benefits Center, PPM’s 401(k) administrater at (866) 835-1067.

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